EXHIBIT 12.1
Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio data)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$29,492	$17,849	$22,868	$23,723	$23,746

Interest expense on portion of rent expense representative of interest	19,899	14,614	9,089	7,604	7,206

Total Fixed Charges	$49,391	$32,463	$31,957	$31,327	$30,952

Earnings (Loss):
Net loss before provision for income taxes and cumulative effect of change in accounting principle	$(251,173)	$(239,439)	$(242,898)	$(185,324)	$(219,716)

Fixed Charges per above	49,391	32,463	31,957	31,327	30,952

Total Earnings (Loss)	$(201,782)	$(206,976)	$(210,941)	$(153,997)	$(188,764)

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Coverage deficiency(1)(2)(3)	$(251,173)	$(239,439)	$(242,898)	$(185,324)	$(219,716)

(1)	The Company’s Coverage deficiency for 2006 includes charges for lease termination and restructuring of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.

(2)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.

(3)	The Company’s Coverage deficiency for 2002 includes charges aggregating $46,396 arising from the Company’s impairment charge relating to its investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively.